UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER S.A.

NOTICE TO THE MARKET

EMBRAER CONFIRMS FIVE E-JET OPTIONS FOR KLM CITYHOPPER

KLM’s regional subsidiary continues to renew its fleet

São José dos Campos, April 4, 2011 – Embraer and KLM Cityhopper, KLM’s regional subsidiary, have signed a contract for an additional five EMBRAER 190 jets, confirming purchase options originally placed in August 2007. The total value of the deal, at list price, is US$ 214 million, based on January 2011 economic conditions. The initial deliveries of this new order are scheduled to take place during the first half of 2012. The Dutch airline still retains options on two more EMBRAER 190 jets.

“It’s very gratifying for us to see KLM, one of the world’s most admired and respected airlines, continue to build its fleet of E-Jets,” said Paulo César de Souza e Silva, Embraer Executive Vice President, Airline Market. “This is the third consecutive year in which KLM has confirmed purchase options, which underscores the success of the E-Jets family in modernizing KLM Cityhopper’s fleet.”

KLM Cityhopper currently operates 17 EMBRAER 190 jets on its regional European routes, all configured for 100-seats in a dual-class layout. With the latest order, the fleet will expand to 22 aircraft of this type.

“KLM Cityhopper is really satisfied in its choice of the EMBRAER 190 for the fleet renewal program. This has been validated by a strong set of operational results, which have led to increased profitability on some routes,” said Boet Kreiken, Managing Director of KLM Cityhopper. “Market and passenger response to these aircraft has similarly been very positive.”

About KLM Cityhopper

KLM Cityhopper is a wholly owned subsidiary of KLM Royal Dutch Airlines. The company flies most of the European routes of KLM’s airline network, and its current fleet consists of 48 aircraft, including 17 EMBRAER 190 jets. KLM Cityhopper operates 270 daily flights to 45 destinations.

For further information, please contact:

Phone: +55-12-3927-4404

Fax: +55-12-3922-6070

Address: Av. Brigadeiro Faria Lima, 2170. Putim. São José dos Campos – SP. CEP 12.227-901. Brazil.

Phone: 1-954-359-3492

Adress: 276 SW 34th Street, Fort Lauderdale, FL 33315 USA

E-mail: investor.relations@embraer.com.br

www.embraer.com.br/ir

Contacts:

André Gaia – Head of Investor Relations

Juliana Villarinho Nascimento Kassiadis

Paulo Ferreira

Caio Pinez

Cláudio Massuda

Luciano Froes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2011

Embraer S.A.

By:	/s/ Cynthia Marcondes Ferreira Benedetto
Name: Cynthia Marcondes Ferreira Benedetto
Title: Chief Financial Officer